# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Suja Life, Inc., CIK 0001934114
CUSIP: 86508F102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3831 Ocean Ranch Blvd., Oceanside, California (CA), 92056
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002133245

## Reporting persons
- QP Vive Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,199,173; sole dispositive power 0; shared dispositive power 2,199,173; aggregate amount beneficially owned 2,199,173 (5.7% of the class)
- Non-QP Vive Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,784,056; sole dispositive power 0; shared dispositive power 1,784,056; aggregate amount beneficially owned 1,784,056 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Suja Life, Inc.
Address of issuer's principal executive offices: 3831 Ocean Ranch Blvd., Oceanside, CA 92056

## Item 2. Person Filing
Name of person filing: This statement is filed jointly by and on behalf of each of QP Vive Aggregator, LLC and Non-QP Vive Aggregator, LLC (each a "reporting person" and together, the "reporting persons").
Address of principal business office or, if none, residence: The address of the principal business and principal office of each reporting person is: 400 N Camden Dr., Suite 300, Beverly Hills, CA 90210.
Citizenship: Each reporting person is organized in Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each of the cover pages to this Schedule 13G.
Percent of class:
See responses to Item 11 on each of the cover pages to this Schedule 13G.

The percentage set forth herein is calculated based on a total of 23,788,700 shares of Class A Common Stock outstanding as of July 31, 2026, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2026, as increased by an additional 14,836,312 shares of Class A Common Stock issuable in exchange for 14,836,312 Class A common units of Suja Life Holdings, L.P., together with an equal number of shares of Class V Common Stock.
Sole power to vote or to direct the vote: See responses to Item 5 on each of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See responses to Item 6 on each of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each of the cover pages to this Schedule 13G.

Each of QP Vive Aggregator, LLC and Non-QP Vive Aggregator, LLC (collectively, the "New Vive Partnerships") is ultimately controlled by a board of managers (the "Board of Managers"), consisting of Wyatt Taubman, Aaron Hicks, Arif Fazal, Jared Stein, and Mark Rampolla, which exercises voting and dispositive power over shares held by the New Vive Partnerships; however, no single person has voting or dispositive authority over the Class A Common Stock held by the New Vive Partnerships. Each of the individual members of the Board of Managers disclaims beneficial ownership of the Class A Common Stock held of record by the New Vive Partnerships except to the extent of his pecuniary interest therein. By virtue of the relationships described herein, the reporting persons may be deemed to beneficially own, and have voting and dispositive power over, 3,983,229 shares of the Class A Common Stock. Each of the reporting persons disclaims beneficial ownership of the securities except to the extent of its pecuniary interest therein.

The reporting persons may be deemed to be a member of a "group" within the meaning of Rule 13d-5(b) and beneficially own securities beneficially owned by the New Vive Partnerships. The filing of this Schedule 13G shall not be deemed an admission of membership in any such "group" or of beneficial ownership of the securities beneficially owned by the New Vive Partnerships, for purposes of Section 13(d) or 13(g) or for any other purpose.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- QP Vive Aggregator, LLC: /s/ Wyatt Taubman, Wyatt Taubman, Chairman and Secretary (08/14/2026)
- Non-QP Vive Aggregator, LLC: /s/ Wyatt Taubman, Wyatt Taubman, Chairman and Secretary (08/14/2026)